UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For August 23, 2019

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

In compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the following information is disclosed.

A.	VESTING IN SHARE APPRECIATION RIGHTS AND SALE OF ORDINARY SHARES BY DIRECTORS

The following transactions are disclosed in relation to SARS:

1. Name of director:	F Abbott (Financial Director)
Nature of transaction:	The off-market issuance of shares to settle SARS
Date of vesting of SARS issued in 2013:	15 November 2018
Date on which SARS issued in 2013 will lapse:	15 November 2019
Number of 2013 SARS vested to date:	52 951
2013 SARS issue value per share:	R33.18
1-day Volume Weighted Average price of shares	R45.94

Nature of transaction:	On market sale of shares
Number of ordinary shares issued to settle 2013 SARS:	14 708
Selling price per share:	R48.12
Day highest sale price:	R49.48
Day lowest sale price:	R44.59
Proceeds for total on market sale:	R707 748
Class of Securities:	Ordinary Shares
Nature and extent of director’s interest:	Direct beneficial

Nature of transaction:	The off-market issuance of shares to settle SARS
Date of vesting of SARS issued in 2014:	17 November 2019
Date on which SARS issued in 2014 will lapse:	17 November 2020
Number of 2014 SARS vested to date:	42 414
2014 SARS issue value per share:	R18.41
1-day Volume Weighted Average price of shares	R45.94

Nature of transaction:	On market sale of shares
Number of ordinary shares issued to settle 2014 SARS:	25 417
Selling price per share:	R48.12
Day highest sale price:	R49.48
Day lowest sale price:	R44.59
Proceeds for total on market sale:	R1 223 066
Class of Securities:	Ordinary Shares
Nature and extent of director’s interest:	Direct beneficial

2. Name of director:	HE Mashego (Executive Director)
Nature of transaction:	The off-market issuance of shares to settle SARS
Date of vesting of SARS issued in 2013:	15 November 2018
Date on which SARS issued in 2013 will lapse:	15 November 2019
Number of 2013 SARS vested to date:	38 212
2013 SARS issue value per share:	R33.18
1-day Volume Weighted Average price of shares	R45.94

Nature of transaction:	On market sale of shares
Number of ordinary shares issued to settle 2013 SARS:	10 614
Selling price per share:	R48.12
High:	R49.48
Low:	R44.59
Proceeds for total on market sale:	R510 745
Class of Securities:	Ordinary Shares
Nature and extent of director’s interest:	Direct beneficial

Nature of transaction:	The off-market issuance of shares to settle SARS
Date of vesting of SARS issued in 2014:	17 November 2019
Date on which SARS issued in 2014 will lapse:	17 November 2020
Number of 2014 SARS vested to date:	30 608
2014 SARS issue value per share:	R18.41
1-day Volume Weighted Average price of shares	R45.94

Nature of transaction:	On market sale of shares
Number of ordinary shares issued to settle 2014 SARS:	18 342
Selling price per share:	R48.12
Day highest sale price:	R49.48
Day lowest sale price:	R44.59
Proceeds for total on market sale:	R882 617
Class of Securities:	Ordinary Shares
Nature and extent of director’s interest:	Direct beneficial

3. Name of director:	R Bisschoff (Company Secretary)

Nature of transaction:	The off-market issuance of shares to settle SARS
Date of vesting of SARS issued in 2013:	15 November 2018
Date on which SARS issued in 2013 will lapse:	15 November 2019
Number of 2013 SARS vested to date:	17 356
2013 SARS issue value per share:	R33.18
1-day Volume Weighted Average price of shares	R45.94

Nature of transaction:	On market sale of shares
Number of ordinary shares issued to settle 2013 SARS:	4 820
Selling price per share:	R48.12
High:	R49.48
Low:	R44.59
Proceeds for total on market sale:	R231 938
Class of Securities:	Ordinary Shares
Nature and extent of director’s interest:	Direct beneficial

Nature of transaction:	The off-market issuance of shares to settle SARS
Date of vesting of SARS issued in 2014:	17 November 2019
Date on which SARS issued in 2014 will lapse:	17 November 2020
Number of 2014 SARS vested to date:	16 180
2014 SARS issue value per share:	R18.41
1-day Volume Weighted Average price of shares	R45.94

Nature of transaction:	On market sale of shares
Number of ordinary shares issued to settle 2014 SARS:	9 696
Selling price per share:	R48.12
Day highest sale price:	R49.48
Day lowest sale price:	R44.59
Proceeds for total on market sale:	R466 571
Class of Securities:	Ordinary Shares
Nature and extent of director’s interest:	Direct beneficial

B.	DEALINGS IN SECURITIES BY DIRECTORS

1. Name of director:	HE Mashego (Executive Director)
Nature of transaction:	On market sale of ordinary shares
Date:	21 August 2019
Class of securities:	Ordinary shares
Sale price per share:	R50.42
Ordinary shares sold:	593
Total value of sale:	R29 899
Nature and extent of director’s interest:	Direct beneficial

2. Name of company secretary:	R Bisschoff (Company Secretary)
Nature of transaction:	On market sale of ordinary shares
Date:	21 August 2019
Class of securities:	Ordinary shares
Sale price per share:	R47.25
Ordinary shares sold:	43 000
Total value of sale:	R2 031 750
Nature and extent of company secretary’s interest:	Direct beneficial

Prior clearance was obtained in respect of the above dealings by the directors.

For more details contact:
Lauren Fourie
Investor Relations Manager
+27 (0) 071 607 1498 (mobile)

Johannesburg, South Africa
23 August 2019

Sponsor:

J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: August 23, 2019	By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director